UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other events – Annual General Meeting and Record Date

On July 11, 2022, ReNew Energy Global Plc issued a press release announcing to hold its first Annual General Meeting on August 19, 2022. A copy of the press release dated July 11, 2022 is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	ReNew Energy Global Plc to hold its first Annual General Meeting on August 19, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 12, 2022	RENEW ENERGY GLOBAL PLC

	By	/s/ Samir Rai
		Name:	Samir Rai
		Title:	Company Secretary